UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         COMMISSION FILE NUMBER-0-21931
                           NOTIFICATION OF LATE FILING

                                   (CHECK ONE)
      __FORM 10-K AND FORM 10-KSB __FORM 20-F __FORM 11-K X FORM 10-Q AND
                            FORM 10-QSB __FORM N-SAR



         FOR  PERIOD  ENDED  September 30,  2004
                             -------------------
__  TRANSITION  REPORT  ON  FORM  10-K  AND  FORM  10-KSB
__  TRANSITION  REPORT  ON  FORM  20-F
__  TRANSITION  REPORT  ON  FORM  11-K
__  TRANSITION  REPORT  ON  FORM  10-Q  AND  FORM  10-QSB


                       __ TRANSITION REPORT ON FORM N-SAR
              FOR THE TRANSITION PERIOD ENDED: ___________________

             READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES: _______________

                         PART I--REGISTRANT INFORMATION

FULL NAME OF REGISTRANT: AMPLIDYNE, INC.

FORMER NAME OF REGISTRANT: _______________

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER):

59 LAGRANGE STREET, RARITAN, NEW JERSEY 08869

                        PART II--RULES 12B-25(B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25B, THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE):

[X] (A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;

[X] (B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT
ON FORMS 10-K, 10-KSB, FORM 20-F, 11-K, FORM N-SAR, OR PORTION THEREOF, WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORMS 10-Q, 10-QSB, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

[ ] (C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.


                               PART III--NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY THE FORMS 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED)

THE COMPANY HAS NOT BEEN ABLE TO COMPILE THE REQUISITE FINANCIAL DATA AND OTHER NARRATIVE INFORMATION NECESSARY TO ENABLE IT TO HAVE SUFFICIENT TIME TO COMPLETE THE COMPANY'S QUARTERLY REPORT ON FORM 10-QSB BY NOVEMBER 15, 2004, THE REQUIRED FILING DATE, WITHOUT UNREASONABLE EFFORT AND EXPENSE.

                           PART IV--OTHER INFORMATION

(1) NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
NOTIFICATION

                         TARLOCHAN BAINS (908) 253-6870
                      (NAME) (AREA CODE) (TELEPHONE NUMBER)

(2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS) BEEN FILED? IF ANSWER IS NO, IDENTIFY REPORT(S). X YES ___ NO

(3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF? X YES ___ NO

IF SO, ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

Preliminary results of operations indicate the loss for the three months ended September 30, 2004 is estimated to be approximately $225,000 compared to the loss for the corresponding period of the preceding year of approximately $75,000, representing an increased loss of approximately $150,000. The increased loss for the quarter is primarily attributable to a sales decline of approximately $240,000 with resultant decrease in gross profit of approximately $150,000. There were reductions in research and development expenses of approximately $94,000, offset by increases in general & administrative expenses of approximately $94,000.

Preliminary results of operations indicate the loss for the nine months ended September 30, 2004 is estimated to be approximately $725,000 compared to the loss for the corresponding period of the preceding year of approximately $364,000, representing an increased loss of approximately $361,000. The increased loss for the nine month period is primarily attributable to a sales decline of approximately $550,000 with resultant decrease in gross profit of approximately $396,000. There were reductions in research and development expenses of approximately $124,000, largely offset by increases in general & administrative expenses of approximately $89,000.

                                AMPLIDYNE, INC.
                           -------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HERETO DULY AUTHORIZED

DATED: November 15, 2004               AMPLIDYNE, INC.


                         BY:     /S/ TARLOCHAN BAINS
                                 ------------------------
                                 CHIEF EXECUTIVE OFFICER



INSTRUCTION: THE FORM MAY BE SIGNED BY AN EXECUTIVE OFFICER OF THE REGISTRANT OR BY ANY OTHER DULY AUTHORIZED REPRESENTATIVE. THE NAME AND TITLE OF THE PERSON SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE. IF THE STATEMENT IS SIGNED ON BEHALF OF THE REGISTRANT BY AN AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN ON BEHALF OF THE REGISTRANT SHALL BE FILED WITH THE FORM.

                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. THIS FORM IS REQUIRED BY RULE 12B-25 (17 CFR 240.12B-25) OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934.

2. ONE SIGNED ORIGINAL AND FOUR CONFORMED COPIES OF THIS FORM AND AMENDMENTS THERETO MUST BE COMPLETED AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. 20549, IN ACCORDANCE WITH RULE 0-3 OF THE GENERAL RULES AND REGULATIONS UNDER THE ACT. THE INFORMATION CONTAINED IN OR FILED WITH THE FORM WILL BE MADE A MATTER OF PUBLIC RECORD IN THE COMMISSION FILES.

3. A MANUALLY SIGNED COPY OF THE FORM AND AMENDMENTS THERETO SHALL BE FILED WITH EACH NATIONAL SECURITIES EXCHANGE ON WHICH ANY CLASS OF SECURITIES OF THE REGISTRANT IS REGISTERED.

4. AMENDMENTS TO THE NOTIFICATIONS MUST ALSO BE FILED ON FORM 12B-25 BUT NEED NOT RESTATE INFORMATION THAT HAS BEEN CORRECTLY FURNISHED. THE FORM SHALL BE CLEARLY IDENTIFIED AS AN AMENDMENT NOTIFICATION.